UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Tarena International, Inc. (Name of Issuer)

American depositary shares, one of which represents one Class A ordinary shares1, par value $0.001 per share (Title of Class of Securities)

876108101 (CUSIP Number)

September 11, 2015 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Orchid Asia VI, L.P.

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,100,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,100,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,100,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

8.86%*

12. Type of Reporting Person

PN

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Orchid Asia V Co-Investment Limited

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

British Virgin Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

107,000 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

107,000 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

107,000 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

0.45%*

12. Type of Reporting Person

???CO

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

OAVI Holdings, L.P.

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,100,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,100,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,100,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

8.86%*

12. Type of Reporting Person

HC

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Orchid Asia VI GP, Limited

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,100,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,100,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,100,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

8.86%*

12. Type of Reporting Person

HC

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Orchid Asia V Group Management, Limited

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,100,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,100,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,100,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

8.86%*

12. Type of Reporting Person

HC

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Orchid Asia V Group, Limited

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,100,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,100,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,100,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

8.86%*

12. Type of Reporting Person

HC

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

AREO Holdings Limited

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

British Virgin Islands

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,207,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,207,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,207,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

9.31%*

12. Type of Reporting Person

HC

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 876108101

1. Name Of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ms. Lam Lai Ming

2. Check The Appropriate Box if a Member of a Group

(a) [ ] (b) [ ] N/A

3. SEC Use Only

4. Citizenship or Place of Organization:

Hong Kong

Number Of Shares Beneficially Owned By Each Reporting Person With: 5. Sole Voting Power

0

6. Shared Voting Power

2,207,612 ADS

7. Sole Dispositive Power

0

8. Shared Dispositive Power

2,207,612 ADS 9. Aggregate Amount Beneficially Owned By Each Reporting Person

2,207,612 ADS

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

N/A

11. Percent of Class Represented by Amount in Row (9)

9.31%*

12. Type of Reporting Person

IN

*Calculated using number of outstanding Class A ordinary share of 23,712,758 as of December 31, 2014 reported in the Issuer?s most recent Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2015.

Item 1.

(a) Name of Issuer:

Tarena International, Inc.

(b) Address of Issuer's Principal Executive Offices:

Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian 100098, China

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed jointly by: (i) Orchid Asia VI, L.P., a Cayman Islands exempted limited partnership; (ii) Orchid Asia V Co-Investment Limited, a British Virgin Islands company; (iii) OAVI Holdings, L.P., a Cayman Islands exempted limited partnership; (iv) Orchid Asia VI GP, Limited, a Cayman Islands exempt company; (v) Orchid Asia V Group Management, Ltd., a Cayman Islands exempted company; (vi) Orchid Asia V Group, Limited, a Cayman Islands exempted company; (vii) AREO Holdings Limited, a British Virgin Islands company; and (viii) Ms. Lam Lai Ming, a citizen of Hong Kong.

(b) Address of Principal Business Offices or, if none, Residence:

The Principal Business Office of Orchid Asia VI, L.P., Orchid Asia V Co-Investment Limited, OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Ltd., Orchid Asia V Group, Limited, AREO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen?s Road, Central, Hong Kong.

The Resident address of Ms. Lam Lai Ming is Flat A on 43Floor of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

(c) Citizenship

Please see response to part (a) of this Item 2.

(d) Title of Class of Securities:

American depositary shares, one of which represents one Class A ordinary shares

(e) CUSIP Number:

876108101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

(b) [ ] Bank as defined in Section 3(a)(6) of the Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Beneficially owned:

(i) Orchid Asia VI, L.P.1 2,100,612 ADS (ii) Orchid Asia V Co-Investment Limited2 107,000 ADS (iii) OAVI Holdings, L.P.3 2,100,612 ADS ???(iv) Orchid Asia VI GP, Limited4 2,100,612 ADS (v) Orchid Asia V Group Management, Ltd.5 2,100,612 ADS (vi) Orchid Asia V Group, Limited6 2,100,612 ADS (vii) AREO Holdings Limited7 2,207,612 ADS (viii) Ms. Lam Lai Ming8 2,207,612 ADS

Items (b) and (c): Please see items 1 and 2-9 of the cover pages to this filing.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

ORCHID ASIA VI, L.P.

By: /s/ Gabriel Li Name: Gabriel Li Title: Authorized Representative

ORCHID ASIA V CO-INVESTMENT LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

OAVI HOLDINGS, L.P.

By: /s/ Gabriel Li Name: Gabriel Li Title: Authorized Representative

ORCHID ASIA VI GP, LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

ORCHID ASIA V GROUP MANAGEMENT LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

ORCHID ASIA V GROUP, LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

AREO HOLDINGS LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

MS. LAM LAI MING

/s/ Veronica Lam Lai Ming

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 15th day of September, 2015.

ORCHID ASIA VI, L.P.

By: /s/ Gabriel Li Name: Gabriel Li Title: Authorized Representative

ORCHID ASIA V CO-INVESTMENT LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

OAVI HOLDINGS, L.P.

By: /s/ Gabriel Li Name: Gabriel Li Title: Authorized Representative

ORCHID ASIA VI GP, LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

ORCHID ASIA V GROUP MANAGEMENT LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

ORCHID ASIA V GROUP, LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

AREO HOLDINGS LIMITED

By: /s/ Gabriel Li Name: Gabriel Li Title: Director

MS. LAM LAI MING

/s/ Veronica Lam Lai Ming

EXHIBIT A

Orchid Asia VI, L.P. and Orchid Asia V Co-Investment Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

OAVI Holdings, L.P. is the general partner of Orchid Asia VI, L.P. Orchid Asia VI GP, Limited is the general partner of OAVI Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia V Group Management Limited. Orchid Asia V Group Management Limited is a wholly-owned subsidiary of Orchid Asia V Group, Limited. AREO Holdings Limited is controlling shareholder of Orchid Asia V Group, Limited, and is wholly-owned by Ms. Lam Lai Ming.

AREO Holdings Limited is also controlling shareholder of Orchid Asia V Co-Investment Limited. 1 Orchid Asia VI, L.P. beneficially owns 2,100,612 ADS, which represents 2,100,612 Class A ordinary shares 2 Orchid Asia V Co-Investment Limited beneficially owns 107,000 ADS, which represents 107,000 Class A ordinary shares 3 OAVI Holdings, L.P. is the general partner of Orchid Asia VI, L.P. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ordinary shares held by Orchid Asia VI, L.P. 4 Orchid Asia VI GP, Limited is the general partner of OAVI Holdings, L.P. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ADS held by Orchid Asia VI, L.P. 5 Orchid Asia V Group Management Limited wholly-owns Orchid Asia VI GP, Limited and thus may be deemed to share the power to vote and dispose or direct the disposition of such ADS held by Orchid Asia VI, L.P. 6 Orchid Asia V Group, Limited wholly-owns Orchid Asia V Group Management Ltd. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ADS held by Orchid Asia VI, L.P. 7 As described further in Exhibit A, AREO Holdings Limited is controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited and thus may be deemed to share the power to vote and dispose or direct the disposition of the 2,207,612 ADS. 8 As described further in Exhibit A, Ms. Lam Lai Ming is the sole shareholder of AREO Holdings Limited. As such, Ms. Lam Lai Ming may be deemed to share the power to vote and dispose or direct the disposition of 2,207,612 ADS. ---------------

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